

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Florian Brand
Chief Executive Officer
ATAI Life Sciences B.V.
c/o Mindspace
Krausenstraße 9-10
10117 Berlin, Germany

>   **Re:     ATAI Life Sciences B.V.**
>   **Registration Statement on Form S-1**
>   **Exhibit Nos. 10.7, 10.9, 10.14, 10.16**
>   **Filed June 15, 2021**
>   **File No. 333-255383**

Dear Mr. Brand:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

>                   Sincerely,
>
>                   Division of Corporation Finance